EXHIBIT INDEX
Exhibit No.	Title	Page

10.	a).	Five-Year Revolving Credit Agreement dated as of November 20, 2001 among Carpenter and certain of its subsidiaries as Borrowers and with First Union National Bank, JPMorgan Chase Bank and a number of other independent financial institutions as Lenders.

	b).	364-Day Revolving Credit Agreement dated as of November 20, 2001 among Carpenter and certain of its subsidiaries as Borrowers with First Union National Bank, JPMorgan Chase Bank and a number of other independent financial institutions as Lenders.

	c).	Receivables Purchase Agreement dated as of December 20, 2001 among CRS Funding Corp., Carpenter Technology Corporation, Market Street Funding Corporation and PNC Bank, National Association.

	d).	Purchase and Sale Agreement dated as of December 20, 2001 between Carpenter Technology Corporation and CRS Funding Corp.